J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

Jefferies LLC

520 Madison Avenue

New York, New York 10022

March 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood, Staff Attorney

Re: The Duckhorn Portfolio, Inc.

Registration Statement on Form S-1

File No. 333-253412

Acceleration Request

Requested Date: March 17, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of The Duckhorn Portfolio, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on March 17, 2021, or at such later time as the Company or its outside counsel, Ropes & Gray LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that between March 10, 2021 through the date hereof we have distributed approximately 1,270 copies of the Company’s preliminary prospectus dated March 10, 2021 to prospectus underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name:	Jaclyn Berkley
Title:	Executive Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Nick Williams
Name:	Nick Williams
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Mike Bauer
Name:	Mike Bauer
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]